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                             February 28, 2022

       Brett Jackson
       Chief Executive Officer
       Cyren Ltd.
       1430 Spring Hill Road, Suite 330
       McLean, VA 22102

                                                        Re: Cyren Ltd.
                                                            Registration
Statement on Form S-3
                                                            Filed February 23,
2022
                                                            File No. 333-262926

       Dear Mr. Jackson:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-3

       Cover Page

   1. Your disclosure states that you may identify additional selling stockholders in a prospectus supplement.
It appears you are relying on Rule 430B(b)(2) of Regulation C to omit the names of
additional selling stockholders from the registration statement. Please tell us how you
concluded you satisfy the conditions set forth in Rule 430B(b)(2)(i)-(iii), or revise your
disclosure and confirm that all selling stockholders are identified.
       Incorporation by Reference, page 6

   2. Please add the Form 8-K filed on February 14, 2022 to the list of documents incorporated by reference. Refer to
Item 12 of Form S-3.
 Brett Jackson
Cyren Ltd.
February 28, 2022
Page 2
General

3. Please update the financial statements and related disclosures provided in the registration statement as required by Rule 8-08 of Regulation S-X.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rule 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Jeff Kauten, Staff Attorney, at (202) 551-3447, or in his absence, Josh
Shainess, Legal Branch Chief, at (202) 551-7951, with any questions. If you require further assistance, please contact Larry Spirgel, Office Chief, at (202) 551-3815.



                                                             Sincerely,
FirstName LastNameBrett Jackson
                                                             Division of
Corporation Finance
Comapany NameCyren Ltd.
                                                             Office of
Technology
February 28, 2022 Page 2
cc:       Eric Blanchard
FirstName LastName